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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Huizenga, Jr., H. Wayne (Last) (First) (Middle)		Boca Resorts, Inc. "RST"

	450 East Las Olas Boulevard, Suite 1500 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			10/9/02, 10/10/02					N/A

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Fort Lauderdale, FL 33301 (City) (State) (Zip)		☐	Director	☒	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Class A Common Stock													300,000		D		N/A

	Class A Common Stock		10/09/02				P			620,600	A	9.98				I		(1)

	Class A Common Stock		10/10/02				P			1,495,300	A	9.75		4,188,714(2)		I		(1)

	Class A Common Stock													1,902,487		I		(3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Options		$10.00/sh.		(4)

	Stock Options		$23.06/sh.		(5)

	Stock Options		$17.25/sh.		(6)

'

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(4)	11-13-06		Class A Common	5,000 sh.				5,000 sh.		D		N/A

	(5)	04-04-07		Class A Common	25,000 sh.				25,000 sh.		D		N/A

	(6)	01-02-08		Class A Common	1,000 sh.				1,000 sh.		D		N/A

Explanation of Responses:

(1) These shares of Class A Common Stock are held by W. World Investments, Ltd., a Florida limited partnership, the sole general partner of which is H. Family Investments, Inc., a Florida corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr. H. Wayne Huizenga, Jr. is signing this Form 4 individually and in his capacity as President of H. Family Investments, Inc., the sole general partner of W. World Investments, Ltd., which is deemed to be the beneficial owner of greater than ten percent of Class A Common Stock by virtue of the referenced acquisitions of 620,600 shares of Class A Common Stock on October 9, 2001 and 1,495,300 shares of Class A Common Stock on October 10, 2002.

(2) The 4,188,714 shares of Class A Common Stock beneficially owned following the transaction reported on October 10, 2002 includes 2,072,814 shares beneficially owned prior to October 9, 2002, 620,600 shares acquired on October 9, 2002 and 1,495,300 shares acquired on October 10, 2002.

(3) These shares of Class A Common Stock are held by H. Family Limited Partnership, a Nevada limited partnership, the sole general partner of which is H. Family, Inc., a Nevada corporation, of which the sole voting shareholder is H. Wayne Huizenga, Jr.

(4) The options were granted on November 13, 1996 and vested in four equal annual installments beginning on November 13, 1997.

(5) The options were granted on April 4, 1997 and vested in four equal annual installments beginning on April 4, 1998.

(6) The options were granted on January 2, 1998 and vested in four equal annual installments beginning on January 2, 1999.

H. WAYNE HUIZENGA, JR.	10/11/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.